Exhibit 99.1

QIWI Announces Changes in Shareholder Structure

MOSCOW, RUSSIA – September 15, 2014 – QIWI plc, (NASDAQ: QIWI) (“QIWI”) today announced that on Friday, September 12, 2014, Mail.ru Group Limited sold 2,165,000 of its class B shares of QIWI.

QIWI’s current shareholder structure is presented in the table below:

Name of shareholder	% of stake in share capital	% of voting share
SALDIVAR INVESTMENTS LIMITED	23.3	55.6
E1 LIMITED	3.5	8.4
ANTANA INTERNATIONAL CORPORATION	2.5	5.9
BRALVO LIMITED	0.9	2.0
DARGLE INTERNATIONAL LIMITED	0.9	2.0
MITSUI & Co., LTD	3.1	7.5
MAIL.RU GROUP LIMITED	1.3	3.1
Directors and Senior Officers	0.1	0.0
Free Float	64.4	15.3

About QIWI plc.

QIWI is a leading provider of next generation payment services in Russia and the CIS. It has an integrated proprietary network that enables payment services across physical, online and mobile channels. It has deployed over 15.8 million virtual wallets, over 171,000 kiosks and terminals, and enabled merchants to accept over RUB 50 billion cash and electronic payments monthly from over 70 million consumers using its network at least once a month. QIWI’s consumers can use cash, stored value and other electronic payment methods to order and pay for goods and services across physical or online environments interchangeably.

Contact

Yakov Barinskiy Head of Corporate Development and Investor Relations +7.499.709.0192 ir@qiwi.com	Varvara Kiseleva Investor Relations +7.499.709.0192 ir@qiwi.com